EX-99.77C

Upon notice duly given, a special meeting of shareholders for Summit Bond Portfolio (the “Portfolio”) was held on December 12, 2008, for the purpose of voting on the merger of the Portfolio into Calvert Variable Series, Inc. Income Portfolio, a series of Calvert Variable Series, Inc.  With regard to the item being voted, the merger was approved with the following votes:

Summit Bond Portfolio:

   Affirmative: 428,169.231
   Against:        18,871.334
   Abstain:        53,052.386